Exhibit 4(c)(iii)

Amendment Number Two
to the
AptarGroup, Inc. Profit Sharing and Savings Plan

(as Amended and Restated effective as of January 1, 2014)

WHEREAS, AptarGroup, Inc. (the “Company”) previously established and currently maintains the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”), which was last amended and restated effective January 1, 2014; and

WHEREAS, the Company deems it necessary and desirable to amend the Plan to revise the definition of “Compensation.”

NOW, THEREFORE, BE IT RESOLVED, that, by virtue and in exercise of the power reserved to the Company under Section 19.1 of the Plan, effective June 1, 2015, Section 2.1(o) of the Plan hereby is amended in its entirety to read as follows:

(o)                                 “Compensation” means a Participant’s total, regular cash compensation, paid while he is a Participant, for services rendered to an Employer as an Eligible Employee, including short term disability payments, compensation received while on Parental Leave, overtime, bonuses, commissions and incentive compensation (in the year paid), but excluding:

(1)                                 any noncash compensation, including any amounts contributed by an Employer for the Participant’s benefit under this Plan or any other profit sharing, pension, stock bonus, or other retirement or benefit plan, arrangement or policy maintained by an Employer; provided, however, that deferrals pursuant to any cash or deferred arrangement under section 401(k) of the Code, any amounts excluded from wages by reason of a Participant’s election to reduce wages in lieu of benefits under section 125 of the Code and any elective amounts that are not includible in the gross income of the Participant by reason of section 132(f)(4) of the Code shall be included in Compensation;

(2)                                 any reimbursements for medical, dental, or travel expenses, automobile allowances, relocation allowances, educational assistance allowances or other special allowances and awards;

(3)                                 any income realized for federal income tax purposes as a result of (i) group life insurance, (ii) the personal use of an Employer-owned automobile, (iii) the grant or exercise of an option or options to acquire shares of stock of an Employer, the receipt of a cash appreciation payment related to shares of stock of any Employer (whether or not related to or in lieu of the exercise of such an option or options), the disposition of shares acquired on exercise of such an option or (iv) the transfer of restricted shares of stock or restricted property of an Employer, or the removal of any such restrictions;

(4)                                 any compensation received while on a leave of absence from active work (other than Parental Leave) and any severance pay, unused vacation pay or other compensation paid as a result of or following the Participant’s termination from employment;

(5)                                 any compensation paid or payable to the Participant, or to any governmental body or agency on account of the Participant, under the terms of any state, federal or foreign law requiring the payment of such compensation because of the Participant’s voluntary or involuntary termination of employment with any Employer or Affiliate; and

(6)                                 any compensation paid or payable to the Participant which is in excess of $200,000 (as adjusted for cost-of-living increases pursuant to section 401(a)(17)(B) of the Code).

IN WITNESS WHEREOF, pursuant to the authority delegated to the Compensation Committee of the Board of Directors of the Company by resolution of such Board, this amendment hereby is adopted by the Company on this 28 day of December, 2015.

AptarGroup, Inc.

By:	/s/ George Fotiades
Chairperson, Compensation Committee